Mail Stop 3561

March 14, 2008

Scott Edmonds, President
Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, Florida 33966

> **Re: Chico's FAS, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **February 3, 2007 and filed April 2, 2007**
> **File No.: 0-21258**

Dear Mr. Edmonds:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Please contact Susann Reilly at 202-551-3236 if you have any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
         Health Care Services